Exhibit 99.2

AMENDED AND RESTATED

DANAOS CORPORATION

2006 EQUITY COMPENSATION PLAN

1.                                      Purpose of the Plan

The purpose of this amended and restated Danaos Corporation 2006 Equity Compensation Plan (the “Plan”) is to advance the interests of the Company and its stockholders by providing a means (a) to attract, retain, and reward directors, officers, other employees and persons who provide services to the Company and its Subsidiaries and directors, officers and employees of any Management Company, (b) to link compensation to measures of the Company’s performance in order to provide additional incentives, including stock-based incentives and cash-based incentives, to such persons for the creation of stockholder value, and (c) to enable such persons to acquire or increase a proprietary interest in the Company in order to promote a closer identity of interests between such persons and the Company’s stockholders.

The Plan was originally effective as of September 18, 2006 (the “Effective Date”) and was amended effective as of September 15, 2016 to extend the term of the Plan. This amended and restated Plan will be effective as of August 2, 2019 (the “Amendment Effective Date”). Changes made pursuant to this amendment and restatement shall only apply to Awards granted on or after the Amendment Effective Date.  Awards granted prior to the Amendment Effective Date shall continue to be governed by the applicable Award Agreements and the terms of the Plan without giving effect to changes made pursuant to this amendment and restatement, and the Committee shall administer such Awards in accordance with the Plan without giving effect to changes made pursuant to this amendment and restatement.

2.                                      Definitions

Capitalized terms used in the Plan and not defined elsewhere in the Plan shall have the meaning set forth in this Section.

2.1                               “Award” means a compensatory award made under the Plan pursuant to which a Participant receives, or has the opportunity to receive, Shares or cash.

2.2                               “Award Agreement” means a written document prescribed by the Committee and provided to a Participant evidencing the grant of an Award under the Plan.

2.3                               “Beneficiary” means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any rights with respect to an Award that survive such Participant’s death, provided that, if at the time of a Participant’s death, the Participant had on file with the Committee a written designation of a person(s) or trust(s) to receive such rights, then such person(s) (if still living at the time of the Participant’s death) or trust(s) shall be the “Beneficiary” for purposes of the Plan.

2.4                               “Board” means the Board of Directors of the Company.

2.5                               “Change of Control” shall mean the occurrence of any of the following:

(a) any “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than (i) the Company, or (ii) John Koustas or entities which he directly or indirectly controls (as defined in

Rule 12b-2 under the Exchange Act) or which are established for his benefit or the benefit of members of his family, acquiring “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the Voting Stock of the Company;

(b) the sale of all or substantially all of the Company’s assets in one or more related transactions to a “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Exchange Act) other than such a sale (x) to a subsidiary of the Company which does not involve a change in the equity holdings of the Company or (y) to John Koustas or entities which he directly or indirectly controls or which are established for his benefit or the benefit of members of his family;

(c) any merger, consolidation, reorganization or similar event of the Company, as a result of which the holders of the Voting Stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the Voting Stock of the surviving entity;

(d) a majority of the members of the Board of Directors are no longer Continuing Directors; as used herein, a “Continuing Director” means any member of the Board of Directors who was a member of such Board of Directors on the date hereof and any person who becomes a director subsequent to such date whose election or nomination for election was supported by a majority of the directors who then comprised the Continuing Directors; or

(e) implementation of any plan of liquidation or dissolution providing for the distribution of all or substantially all of the Company’s assets.

For purposes of the Change of Control definition, the “Company” shall include any entity that succeeds to all or substantially all of the business of the Company and “Voting Stock” shall mean capital stock of any class or classes having general voting power, in the absence of specified contingencies, to elect the directors of a corporation.

Notwithstanding anything herein to the contrary, solely for the purposes of determining the timing of payment of any awards which constitute deferred compensation under Section 409A of the Code, to the extent applicable, a Change of Control shall not occur unless such Change of Control constitutes a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company under US Treasury Regulation 1.409A-3(i)(5).

2.6                               “Code” means the United States Internal Revenue Code of 1986, as amended, including regulations thereunder and successor provisions and regulations thereto.

2.7                               “Committee” means the Compensation Committee of the Board or such other committee appointed by the Board to administer the Plan or the Board, where the Board is acting as the Committee or performing the functions of the Committee, as set forth in Section 3.

2.8                               “Company” means Danaos Corporation, a corporation domiciled in the Republic of The Marshall Islands.

2.9                               “Dividend-Equivalent Right” means the right to receive an amount, which is determined by multiplying the number of Shares subject to the applicable Award by the per-Share cash dividend, or the per-Share value (as determined by the Committee) of any dividend in consideration other than cash, paid by the Company on Shares.

2.10                        “Fair Market Value” means (a) the closing price of a Share on the date of calculation (or on the last preceding trading date if Shares were not traded on such date) if Shares are readily tradeable on a national securities exchange or other market system or (b) if Shares are not readily tradeable on a national securities exchange or other market system, the amount determined in good faith by the Committee as the fair market value per Share.

2.11                        “Management Company” means any company that is providing administrative, commercial, technical or maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels.

2.12                        “Non-Employee Director” means an individual who is a member of the Board and is not otherwise employed by the Company, any Subsidiary or any Management Company.

2.13                        “Participant” means any person who has been granted an Award under the Plan.

2.14                        “Share-Based Award” means an Award pursuant to which a Participant receives, or has the opportunity to receive, Shares, or receives, or has the opportunity to receive, cash, where the amount of cash is determined by reference to the value of a specific number of Shares.  Share-Based Awards shall include, without limitation, Stock Options, Stock Appreciation Rights, restricted Shares, restricted units, Share units, performance units and bonus Shares.

2.15                        “Shares” means shares of common stock of the Company and such other securities as may be substituted or resubstituted for Shares pursuant to Section 6.

2.16                        “Subsidiary” means an entity that is, either directly or through one or more intermediaries, controlled by the Company.

3.                                      Administration

3.1                               Committee. The Plan shall be administered by the Committee. Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan, and that authority specifically reserved to the Board under the terms of the Plan, the Company’s Articles of Incorporation, By-Laws, or applicable law shall be exercised by the Board and not by the Committee. The Board shall serve as the Committee in respect of any Awards made to any director of the Company who is not otherwise employed by the Company.

3.2                               Powers and Duties of Committee. In addition to the powers and duties specified elsewhere in the Plan, the Committee shall have full authority and discretion to:

(a)                                 adopt, amend, suspend, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(b)                                 correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(c)                                  make determinations relating to eligibility for and entitlements in respect of Awards, and to make all factual findings related thereto; and

(d)                                 make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan. All determinations and decisions of the Committee shall be final and binding upon a Participant or any person claiming any rights under the Plan from or through any Participant, and the Participant or such other person may not further pursue his or her claim in any court of law or equity or other arbitral proceeding.

3.3                               Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate, on such terms and conditions as it determines in its sole and absolute discretion, to one or more senior executives of the Company (i) the authority to make grants of Awards to officers (other than executive officers), employees of the Company, employees of any Subsidiary and employees of any Management Company and (ii) other administrative responsibilities. Any such allocation or delegation may be revoked by the Committee at any time.

3.4                               Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any Subsidiary, the Company’s independent registered public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee or members thereof shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.                                      Limitations on Awards

4.1                               Aggregate Number of Shares Available for Awards. Subject to Section 6, the aggregate number of Shares that may be issued on or after the Amendment Effective Date with respect to Awards granted under the Plan shall not exceed the sum of (a) 1,000,000 Shares, plus (b) the number of Shares subject to outstanding Awards under the Plan as of August 2, 2019 (434,512 Shares).

4.2                               Type of Shares Deliverable. The Shares delivered in connection with Awards may consist, in whole or in part, of authorized and unissued Shares, or Shares acquired in the market for the account of a Participant.

4.3                               Share Counting. If and to the extent Stock Options or Stock Appreciation Rights granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent that any other Awards payable in Shares are forfeited or terminated, or otherwise are not paid in full, the Shares reserved for such Awards shall again be available for purposes of the Plan.  Shares surrendered in payment of the exercise price of a Stock Option, and shares withheld or surrendered for payment of taxes, shall not be available for re-issuance under the Plan.  If Stock Appreciation Rights are exercised and settled in Shares, the full number of Shares subject to the Stock Appreciation Rights shall be considered issued under the Plan, without regard to the number of Shares issued upon settlement of the Stock Appreciation Rights.  To the extent that Awards are designated in an Award Agreement to be paid in cash or are otherwise paid in cash, and not in Shares, such Awards shall not count against the share limit in Section 4.1.   For the avoidance of doubt, if Shares are repurchased by the Company on the open market with the proceeds of the exercise price of Stock Options, such shares may not again be made available for issuance under the Plan.

5.                                      Awards

5.1                               Eligibility. The Committee shall have the discretion to select Award recipients from among the following categories of eligible recipients: (a) individuals who are employees (including officers) of the Company, any Subsidiary or any Management Company, (b) Non-Employee Directors, (c) any other individual who provides substantial personal services to the Company or any Subsidiary, (d) any individual who has agreed to become an employee of the Company or a Subsidiary or any Management Company, provided that no such person may receive any payment or exercise any right relating to an Award until such person has commenced employment, and (e) individuals formerly employed by the Company or any Subsidiary as compensation in respect of their employment with the Company or any Subsidiary.

5.2                               Type of Awards. The Committee shall have the discretion to determine the type of Awards to be granted under the Plan. Such Awards may be in a form payable in either Shares or cash, including, but not limited to, options to purchase Shares (“Stock Options”), restricted Shares, bonus Shares, appreciation rights (“Stock Appreciation Rights”), share units, performance units and Dividend- Equivalent Rights. The Committee is authorized to grant Awards as a bonus, or to grant Awards in lieu of obligations of the Company or any Subsidiary to pay cash or grant other awards under other plans or compensatory arrangements (including under any employment agreement), to the extent permitted by such other plans or arrangements. Shares issued pursuant to an Award in the nature of a purchase right (e.g., Stock Options) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, or other consideration, as the Committee shall determine.

5.3                               Terms and Conditions of Awards. The Committee shall determine the size of each Award to be granted (including, where applicable, the number of Shares to which an Award will relate), and all other terms and conditions of each such Award (including, but not limited to, any exercise price, base price, or purchase price, any restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an Award, any schedule or performance conditions for the lapse of such restrictions or conditions, and accelerations or modifications thereof, and to the extent permitted by law, any restrictive covenant obligations (such as confidentiality, non-competition and non-solicitation covenants) and clawback or recoupment provisions, as the Committee may deem advisable, based in each case on such considerations as the Committee shall determine). Notwithstanding the foregoing but subject to Sections 5.6 and 6, (a) the price per Share at which Shares may be purchased upon the exercise of a Stock Option shall not be less than 100% of the Fair Market Value per Share on the date of grant of such Stock Option; (b) with respect to Stock Appreciation Rights, the base price per Share from which stock appreciation is measured shall not be less than 100% of the Fair Market Value of such Share on the date of grant of the Stock Appreciation Rights; and (c) Dividend-Equivalent Rights shall not be granted with respect to Stock Options or Stock Appreciation Rights.  The Committee may determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other consideration, or an Award may be canceled, forfeited, or surrendered, except as otherwise provided in Section 5.4 below.

5.4                               No Option Repricing; No Reloads.  Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or property), stock split, extraordinary cash dividend, recapitalization, Change of Control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transactions), the Company may not, without obtaining stockholder approval, (a) amend the terms of outstanding Stock Options or Stock Appreciation Rights to reduce the exercise price of such outstanding Stock Options or base price of such Stock Appreciation Rights, (b) cancel outstanding Stock Options or Stock Appreciation Rights in exchange for Stock Options or Stock Appreciation Rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original Stock Options or Stock Appreciation Rights or (c) cancel outstanding Stock Options or Stock Appreciation Rights with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities.  The Company will not grant any Stock Options or Stock Appreciation Rights with automatic reload features.

5.5                               Stand-Alone, Additional, Tandem, and Substitute Awards. Subject to Section 5.4, Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary, any Management Company or any business entity to be acquired by the Company or a Subsidiary, or any other right of a Participant to receive payment from the Company or any Subsidiary, including under any employment agreement.

5.6                               Change of Control.  Unless otherwise set forth in an Award Agreement, Awards will vest upon a Change of Control, and any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any Award shall be automatically accelerated or waived so that if no exercise of the Award is required, the Award may be realized in full at the time of the occurrence of the Change of Control or if exercise of the Award is required, the Award may be exercised at the occurrence of the Change of Control.

6.                                      Adjustments

If there is any change in the number or kind of Shares outstanding (a) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of Shares, (b) by reason of a merger, reorganization or consolidation, (c) by reason of a reclassification or change in par value, or (d) by reason of any other extraordinary or unusual event affecting the Company’s outstanding capital stock without the Company’s receipt of consideration, or if the value of outstanding Shares is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the maximum number of Shares available for issuance under the Plan (including the limit on Shares which may be issued without regard to minimum vesting restrictions), the kind and number of Shares covered by outstanding Awards, the maximum number and kind of Shares for which any Participant may receive Awards in any year (to the extent applicable), the kind and number of Shares issued and to be issued under the Plan, and the price per Share or the applicable market value of such Awards and the exercise price, base price or purchase price relating to any Award shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Company capital stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.  In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including cancellation of Awards in exchange for the intrinsic (i.e., in-the-money) value, if any, of the vested portion thereof, substitution of Awards using securities or other obligations of a successor or other entity, acceleration of the expiration date for Awards, or adjustment to performance goals in respect of Awards) in recognition of unusual or nonrecurring events affecting the Company, any Subsidiary or any business unit, including without limitation, the events described in the preceding sentence, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.  Any adjustments determined by the Committee shall be final, binding and conclusive.

7.                                      General Provisions

7.1                               Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of any applicable securities law, any requirement under any listing agreement between the Company and any securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

7.2                               Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except to a Beneficiary in the event of the Participant’s death (to the extent any such Award, by its terms, survives the Participant’s death), and, if exercisable, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights may be transferred during the lifetime of the Participant to family members (and trusts or other entities for the benefit of Participants and family members) for purposes of the Participant’s estate planning, or to charities for charitable purposes (in each case, as determined by the Committee), and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Committee. Awards and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

7.3                               No Right to Continued Employment; Leaves of Absence. Neither the Plan, the grant of any Award, nor any other action taken hereunder shall be construed as giving any employee, consultant, director, or other person the right to be retained in the employ or service of the Company, any of its Subsidiaries or any Management Company (for the vesting period or any other period of time), nor shall it interfere in any way with the right of the Company or any of its Subsidiaries, or the right of any Management Company, to terminate any person’s employment or service at any time. Unless otherwise specified in the applicable Award Agreement, (a) an approved leave of absence shall not be considered a termination of employment or service for purposes of an Award under the Plan, (b) any Participant who is employed by or performs services for a Subsidiary shall be considered to have terminated employment or service for purposes of an Award under the Plan if such Subsidiary is sold or no longer qualifies as a Subsidiary of the Company, unless such Participant remains employed by the Company or another Subsidiary and (c) any Participant who is employed by, or serves as a director of, a Management Company shall be considered to have terminated employment or service for purposes of an Award under the Plan if such Management Company no longer provides services to the Company.

7.4                               Taxes. The Company and any Subsidiary is authorized to withhold from any delivery of Shares in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold Shares or receive or accept Shares or other consideration and to require Participants to make cash payments in satisfaction of withholding tax obligations.  The Committee may, in its discretion and subject to such rules as the Committee may adopt, allow Participants to elect to have Share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular Award.

7.5                               Changes to the Plan and Awards. The Board may amend, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment shall be subject to the approval of the Company’s stockholders at or before the next annual meeting of stockholders for which the record date is after the date of such Board action if such stockholders approval is required by any applicable law, regulation or stock exchange rule, and the Board may otherwise, in its discretion, determine to submit other such amendments to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted. Subject to Section 5.4, the Committee may amend, suspend, discontinue, or terminate any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award. Any action taken by the Committee pursuant to Section 6 shall not be treated as an action described in this Section 7.5.

7.6                               No Right to Awards; No Shareholder Rights. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, employees, consultants, or directors. No Award shall confer on any Participant any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred and delivered to the Participant in accordance with the terms of the Award.

7.7                               Company Policies.  All Awards made under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

7.8                               Jurisdictional Provisions.  The Committee may make Awards on such terms and conditions as the Committee deems appropriate to comply with the laws of any applicable jurisdiction, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

7.9                               Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other consideration pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines.

7.10                        Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan or of any amendment to stockholders for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including the granting of awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

7.11                        Successors and Assigns. The Plan and Award Agreements may be assigned by the Company to any successor to the Company’s business. The Plan and any applicable Award Agreement shall be binding on all successors and assigns of the Company and a Participant, including any permitted transferee of a Participant, the Beneficiary or estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

7.12                        Governing Law. The Plan and all Award Agreements shall be governed by and construed in accordance with the laws of the Republic of the Marshall Islands, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Republic of the Marshall Islands.

7.13                        Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

7.14                        Section 409A. Notwithstanding the other provisions hereof, the Plan and the Awards are intended to comply with the requirements of Section 409A of the Code, to the extent applicable; provided, however, that in no event shall the Company be obligated to reimburse a Participant or Beneficiary for any additional tax (or related penalties and interest) incurred by reason of application of Section 409A of the Code.  Notwithstanding anything herein to the contrary, in the event that any Awards constitute nonqualified deferred compensation under Section 409A of the Code, to the extent Section 409A is applicable, if (a) the Participant is a “specified employee” of the Company as of the specified employee identification date for purposes of Code Section 409A (as determined in accordance with the policies and procedures adopted by the Company) and (b) the delivery of any cash or Shares payable pursuant to an Award is required to be delayed for a period of six months after separation from service pursuant to Section 409A of the Code, such cash or Shares shall be paid within 15 days after the end of the six-month period. If the Participant dies during such six-month period, the amounts withheld on account of Section 409A shall be paid to the Participant’s Beneficiary within 30 days of the Participant’s death.